                                                     1933 Act File No. 44660

                                                     1940 Act File No. 811-08103

                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                Amendment No. 1
                                      to
                                   Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.  Exact name of Trust:  Nuveen Unit Trusts, Series 101

B.  Name of Depositor:    Nuveen Investments

C.  Complete address of Depositor's principal executive offices:

                              333 West Wacker Drive
                              Chicago, Illinois  60606

D.  Name and complete address of agents for service:

                              Nuveen Investments
                              Attention:  Alan G. Berkshire
                              333 West Wacker Drive
                              Chicago, Illinois  60606

                              Chapman and Cutler
                              Attention:  Eric F. Fess
                              111 West Monroe Street
                              Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

----
:  :  immediately upon filing pursuant to paragraph (b)
----
:  :  on (date) pursuant to paragraph (b)
----
:  :  60 days after filing pursuant to paragraph (a)
----
:  :  on (date) pursuant to paragraph (a) of rule 485 or 486
----
----
: : This post-effective amendment designates a new effective date for a ---- previously filed post-effective amendment.

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.


----
: : Check box if it is proposed that this filing will become effective on ---- (date) at (time) pursuant to Rule 487.

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

  Prospectus Part A dated October   , 2000

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Secu-rities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
                             Preliminary Prospectus

                         Dated September 25, 2000
                             Subject to Completion

                                 [NUVEEN LOGO]

Nuveen Unit Trusts, Series 101

15-Month Sector Portfolios
U.S. Bancorp Piper Jaffray Medical Solutions 15-Month Portfolio, September 2000

U.S. Bancorp Piper Jaffray Financial Scope 15-Month Portfolio, September 2000

Five-Year Sector Portfolios
U.S. Bancorp Piper Jaffray Medical Solutions Five-Year Portfolio, September
2000

U.S. Bancorp Piper Jaffray Financial Scope Five-Year Portfolio, September 2000

 .Portfolios Seek Capital Appreciation
 .Reinvestment Option
 .Letter of Intent Available



The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Nuveen Unit Trusts, Series 101
                                                 CUSIP Nos:



                                                 Dividend in

                                                              ReinvestedWrap
                                                 Cash

U.S. Bancorp Piper Jaffray Medical Solutions
 15-Month Portfolio, October 2000

U.S. Bancorp Piper Jaffray Financial Scope
 15-Month Portfolio, October 2000

U.S. Bancorp Piper Jaffray Medical Solutions
 Five-Year Portfolio, October 2000

U.S. Bancorp Piper Jaffray Financial Scope
 Five-Year Portfolio, October 2000
Overview


Nuveen Unit Trusts, Series 101 in-
cludes the separate unit investment
trusts listed above. Each Portfolio
invests in the securities of compa-
nies in its industry sector. Nuveen
Investments ("Nuveen") serves as the
Sponsor of the Portfolios.



 Contents

 2Overview
 3
  U.S. BANCORP PIPER JAFFRAY
  MEDICAL SOLUTIONS 15-MONTH
 8PORTFOLIO,OCTOBER 2000

  U.S. BANCORP PIPER JAFFRAY
  MEDICAL SOLUTIONS FIVE-YEAR
13PORTFOLIO,OCTOBER 2000

  U.S. BANCORP PIPER JAFFRAY
  FINANCIALSCOPE 15-MONTH
18PORTFOLIO,OCTOBER 2000

  U.S. BANCORP PIPER JAFFRAY
  FINANCIALSCOPE FIVE-YEAR
23PORTFOLIO,OCTOBER 2000
  How to Buy and Sell Units
23Investing in the Portfolios
23Sales or Redemptions
24Risk Factors
25Distributions
25Income Distributions
25Capital Distributions
25General Information
25Termination
26The Sponsor
26Optional Features
  U.S. Bancorp Piper Jaffray
  U.S. Bancorp Piper Jaffray Equity
26Research
  Letter of Intent
26Reinvestment
26Nuveen Mutual Funds
 27
  Notes to Portfolios
 28
  Statements of Condition
 30
  Report of Independent Public
  Accountants

 For the Table of Contents of Part
 B, see Part B of the Prospectus.
---------


 Units are not deposits or obligations of, or guaranteed by any bank. Units are not FDIC insured and involve investment risk, including the possible loss of principal.


                                      ---

U.S. Bancorp Piper Jaffray Medical Solutions

15-Month Portfolio, October 2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio is selected jointly by Nuveen and U.S. Bancorp Piper Jaffray. U.S. Bancorp Piper Jaffray, a subsidiary of U.S. Bancorp, has more than 100 offices in 18 states. The Portfolio consists of the stocks of companies in the health care industry. The Portfolio is diversified across this industry, in-cluding companies involved in pharmaceuticals, medical devices and biotechnol-ogy.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . identifies the various subsectors that comprise the health care sector;

 . analyzes which subsectors may benefit from the predicted growth of health care companies; and

 . selects representative companies within each subsector by examining:

 --products and/or services offered by the companies;

 --the competitive environment;

 --research and development capabilities;

 --management expertise;

 --strategic alliances;

 --financing; and

 --a fundamental and technical equity valuation assessment.

As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

The health care industry is dedicated to developing and providing solutions to sustain and improve the quality of life. Major developments in the health care industry over the past decade have led to breakthrough products in areas such as the central nervous system and cardiovascular system. Yet vast opportuni-ties for new therapies still remain in these and other areas, including can-cer, heart disease and obesity. Because of these product advances, and the growing number of aging baby boomers who are moving towards years of peak health care usage, overall demand is likely to increase.

"We believe investors can benefit from the trends in health care by focusing investments on sectors that depend on research and development as the key foundation to long-term revenue growth . . . . Included in this categorization are pharmaceuticals, medical devices and biotechnology . . . . Select compa-
nies within these three sectors, in our opinion, offer sustainable growth op-portunities with visible and relatively stable earnings prospects." (U.S. Bancorp Piper Jaffray Portfolio Strategy Group, June 2000.)

There are a number of factors influencing U.S. Bancorp Piper Jaffray's posi-tive recommendation of the health care industry.

Stable Demand Throughout the Economic Cycle: Health care spending is less de-pendent on economic conditions than is spending in many other sectors. For this reason, changes such as Federal Reserve rate hikes would have less of an impact on health care companies than on other more economically sensitive sec-tors.

Positive Long-term Demographic Trends: The aging of the baby boomer generation and the lengthening of life expectancy should continue to increase overall de-mand for health care. Currently, people age 65 and older account for approxi-mately 15 percent of the population, yet they consume 33 percent of pharmaceu-tical output. The World Health Organization estimates the global population over age 60 will rise from 580 million in 1998 to more than one billion by 2020.

Development of New and Improved Therapies: Research in areas such as heart disease, cancer, Alzheimer's disease, diabetes and obesity present high-growth opportunities for companies within our recommended sectors.

Potential Acceleration of Productivity and Growth: Dramatic industry consoli-dation

                                      ---
through mergers, joint ventures and marketing agreements has taken place over the last two years. Productivity and growth rates should improve as these deals move from the planning stage to implementation. We believe these trends will continue within the industry over the foreseeable future.

The U.S. Bancorp Piper Jaffray Portfolio Strategy Group has identified three key areas of growth within the health care industry.

Pharmaceuticals--Pharmaceutical companies are involved in all phases of human drug development, from compound identification and patenting to clinical tri-als to marketing. While drug development has traditionally been centered on chemical compounds, most companies have now expanded their research to biopharmaceuticals, which are developed from proteins. In addition to human drug revenues, many pharmaceutical companies have animal drug and consumer di-visions.

Medical Devices--Medical devices are physical products and equipment not me-tabolized by the body that are used to assist in the diagnosis and treatment of medical conditions. The technology employed within medical device products varies from being very simple, such as in hand-held surgical tools, to highly complex, such as in implantable cardiac defibrillators.

Biotechnology--Biotechnology involves the application of genetic engineering and DNA technology to produce therapies and products. Unlike traditional drugs, which are chemically derived compounds, biopharmaceuticals use natu-rally occurring processes to develop compounds.

Please be aware that industry predictions may not materialize, and that the companies selected for the Portfolio do not represent the entire industry and may not participate in the expected overall industry growth.

Future Portfolios

The Sponsor intends to create future portfolios that will invest in stocks in this sector. If these future portfolios are available, you may be able to re-invest into one of the portfolios at a reduced sales charge.

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the health care industry. Adverse develop-ments in these industries may significantly affect the value of your Units. Companies involved in these industries must contend with the high costs of research and development, and intense competition.

 . Certain of the securities included in the Portfolio may be foreign securi-ties or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own health care stocks in one convenient package;

 . You want capital appreciation potential;

 . The Portfolio represents only a portion of your overall investment portfo-lio; and

 . The Portfolio is part of a longer term investment strategy that includes the investment in subsequent portfolios, if available.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 .You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

Shareholder Fees

                                                            Percent
                                                           of Public Amount per
                                                           Offering    $1,000
                                                             Price   Invested(1)
                                                           --------- -----------
Sales Charge
Upfront Sales Charge(2)...................................   1.00%     $10.00
Deferred Sales Charge(3)..................................   1.95%     $19.50
                                                             -----     ------

Total Maximum Sales Charge................................   2.95%     $29.50

                                      ---

Estimated Annual Operating Expenses
(Paid from Portfolio Assets)

                                                                     Approximate
                                                     Amount per Unit % of Public
                                                      (based on $10   Offering
                                                          Unit)       Price(1)
                                                     --------------- -----------
Trustee's Fee.......................................    $0.00950        0.095%
Sponsor's Supervisory Fee...........................    $0.00350        0.035%
Bookkeeping and Administrative Fees.................    $0.00250        0.025%
Evaluator's Fee.....................................    $0.00300        0.030%
Creation and Development Fee(4).....................    $0.02500        0.250%
Other Operating Expenses(5).........................    $0.00175       0.0175%
                                                        --------       -------
Total...............................................    $0.04525       0.4525%

Maximum Organization Costs(6).......................    $ 0.0225        0.225%

---------
(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.

(2) As provided below, the Upfront Sales Charge equals the difference between the Maximum Sales Charge of a fixed 2.95% for non-breakpoint purchases and any remaining deferred sales charges. Accordingly, the percentage amount of the Upfront Sales Charge will vary over time.

(3) The Deferred Sales Charge is a fixed dollar amount of $0.195 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of De-posit and the percentage amount will vary over time.

(4) The Creation and Development Fee compensates the Sponsor for creating and developing the Portfolio. The Portfolio accrues the fee daily during the life of the Portfolio based on its average net asset value and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Portfolio more than 0.75% of a Unitholder's initial investment. The per Unit Creation and De-velopment Fee provided above is based on a $10 per Unit Public Offering Price on the Initial Date of Deposit. The actual annual Creation and De-velopment Fee that will be charged is 0.25% of average daily net assets and will exceed the per Unit fee provided above for Units whose value ex-ceeds $10 per Unit.

(5) Other Operating Expenses do not include brokerage costs and other transac-tional fees.

(6) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an Upfront and a Deferred Sales Charge. The Upfront Sales Charge equals the difference between the Maximum Sales Charge of 2.95% of the Public Offering Price and any remaining deferred sales charges. The Deferred Sales Charges are $0.195 per Unit and are deducted monthly in installments of
$0.039 per Unit on the last business day of each month from        , 2001,
through        , 2001. If you redeem Units prior to the collection of the en-
tire Deferred Sales Charge, any remaining deferred sales charges will be ac-celerated and collected at that time.

The maximum per Unit sales charges are reduced as follows:

                                                                          Total
                                                     Upfront  Deferred   Maximum
                                                      Sales     Sales     Sales
 Number of Units(1)                                 Charge(2) Charge(3)  Charge
 ------------------                                 --------- ---------  -------
 Less than 5,000..................................    1.00%     1.95%     2.95%
 5,000 to 9,999...................................    0.75%     1.95%     2.70%
 10,000 to 24,999.................................    0.50%     1.95%     2.45%
 25,000 to 49,999.................................    0.25%     1.95%     2.20%
 50,000 to 99,999.................................    0.00%     1.95%     1.95%
 100,000 or more..................................    0.00%     1.95%(4)  1.20%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, at any point of purchase, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.
(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. Because the Upfront Sales Charge equals the difference between the applicable Total Sales Charge and the remaining deferred charges, the percentage and dollar amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.
(3) The Deferred Sales Charge is a fixed dollar amount of $0.195 per Unit. The percentage provided is based on a $10 Unit as the Initial Date of Deposit and the percentage amount will vary over time.
(4) All Units are subject to the same Deferred Sales Charges. To allow invest-ors who purchase 100,000 Units or more to pay a sales charge that is less than the Deferred Sales Charges, the Sponsor provides such investors with additional Units to lower the effective sales charge to 1.20%.

                                      ---

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. The secondary market sales charges for the Portfolio are the same as primary market charges provided above.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

  1 Year                3 Years                            5 Years                            10 Years
  -------               -------                           ---------                           ---------
  $362.07               $882.67                           $1,429.24                           $2,903.83

While the Portfolio has a term of approximately 15 months, you may be able to invest in future portfolios with reduced sales charges. These future sales charges are included in the amounts provided above.

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

Dealer Concessions

The Sponsor plans to allow a concession of 2.25% of the Public Offering Price for primary and secondary market non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, Wrap Account Purchasers and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:

                                                                          %
                                                                      Concession
Number of Units*                                                       per Unit
----------------                                                      ----------
Less than 5,000......................................................    2.25%
5,000 to 9,999.......................................................    2.00%
10,000 to 24,999.....................................................    1.75%
25,000 to 49,999.....................................................    1.50%
50,000 to 99,999.....................................................    1.25%
100,000 or more......................................................    0.60%
Rollover Purchases (per Unit)........................................  $0.13
Wrap Account Purchasers..............................................    0.00%

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for ad-ditional information on dealer concessions and volume incentives.

                                      ---

--------------------------------------------------------------------------------
Schedule of Investments

(at the Initial Date of Deposit, October   , 2000)

 U.S. Bancorp Piper Jaffray Medical Solutions 15-Month Portfolio, October 2000

                                                  Percentage
                                                      of
                                                  Aggregate                  Cost of    Current
Number of                                  Ticker  Offering  Market Value Securities to Dividend
 Shares    Name of Issuer of Securities(1) Symbol   Price     per Share   Portfolio(2)  Yield(3)
------------------------------------------------------------------------------------------------

  -----                                             ------                  ---------

  =====                                             ======                  =========

---------
See "Notes to Portfolios."

Advertising and sales literature may include brief descriptions of the princi-pal businesses of the companies included in the Portfolio.

Please note that if this Prospectus is used as a preliminary prospectus for fu-ture Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                      ---

U.S. Bancorp Piper Jaffray Medical Solutions Five-Year Portfolios, October
2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio is selected jointly by Nuveen and U.S. Bancorp Piper Jaffray. U.S. Bancorp Piper Jaffray, a subsidiary of U.S. Bancorp, has more than 100 offices in 18 states. The Portfolio consists of the stocks of companies in the health care industry. The Portfolio is diversified across this industry, in-cluding companies involved in pharmaceuticals, medical devices and biotechnol-ogy.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . identifies the various subsectors that comprise the health care sector;

 . analyzes which subsectors may benefit from the predicted growth of compa-nies; and

 . selects representative companies within each subsector by examining:

 --products and/or services offered by the companies;

 --the competitive environment;

 --research and development capabilities;

 --management expertise;

 --strategic alliances;

 --financing; and

 --a fundamental and technical equity valuation assessment.

As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

The health care industry is dedicated to developing and providing solutions to sustain and improve the quality of life. Major developments in the health care industry over the past decade have led to breakthrough products in areas such as the central nervous system and cardiovascular system. Yet vast opportuni-ties for new therapies still remain in these and other areas, including can-cer, heart disease and obesity. Because of these product advances, and the growing number of aging baby boomers who are moving towards years of peak health care usage, overall demand is likely to increase.

"We believe investors can benefit from the trends in health care by focusing investments on sectors that depend on research and development as the key foundation to long-term revenue growth . . . Included in this categorization are pharmaceuticals, medical devices and biotechnology . . . Select companies within these three sectors, in our opinion, offer sustainable growth opportu-nities with visible and relatively stable earnings prospects." (U.S. Bancorp Piper Jaffray Portfolio Strategy Group, June 2000.)

There are a number of factors influencing U.S. Bancorp Piper Jaffray's posi-tive recommendation of the health care industry.

Stable Demand Throughout the Economic Cycle: Health care spending is less de-pendent on economic conditions than is spending in many other sectors. For this reason, changes such as Federal Reserve rate hikes would have less of an impact on health care companies than on other more economically sensitive sec-tors.

Positive Long-term Demographic Trends: The aging of the baby boomer generation and the lengthening of life expectancy should continue to increase overall de-mand for health care. Currently, people age 65 and older account for approxi-mately 15 percent of the population, yet they consume 33 percent of pharmaceu-tical output. The World Health Organization estimates the global population over age 60 will rise from 580 million in 1998 to more than one billion by 2000.

Development of New and Improved Therapies: Research in areas such as heart disease, cancer, Alzheimer's disease, diabetes and obesity present high-growth opportunities for companies within our recommended sectors.

                                      ---

Potential Acceleration of Productivity and Growth: Dramatic industry consoli-dation through mergers, joint ventures and marketing agreements has taken place over the last two years. Productivity and growth rates should improve as these deals move from the planning stage to implementation. We believe these trends will continue within the industry over the foreseeable future.

The U.S. Bancorp Piper Jaffray Portfolio Strategy Group has identified three key areas of growth within the health care industry.

Pharmaceuticals--Pharmaceutical companies are involved in all phases of human drug development, from compound identification and patenting to clinical tri-als to marketing. While drug development has traditionally been centered on chemical compounds, most companies have now expanded their research to bio-pharmaceuticals, which are developed from proteins. In addition to human drug revenues, many pharmaceutical companies have animal drug and consumer divi-sions.

Medical Devices--Medical devices are physical products and equipment not me-tabolized by the body that are used to assist in the diagnosis and treatment of medical conditions. The technology employed within medical device products varies from being very simple, such as in hand-held surgical tools, to highly complex, such as in implantable cardiac defibrillators.

Biotechnology--Biotechnology involves the application of genetic engineering and DNA technology to produce therapies and products. Unlike traditional drugs, which are chemically derived compounds, biopharmaceuticals use natu-rally occurring processes to develop compounds.

Please be aware that industry predictions may not materialize, and that the companies selected for the Portfolio do not represent the entire industry and may not participate in the expected overall industry growth.

Future Portfolios

The Sponsor intends to create future portfolios that will invest in stocks in this sector. If these future portfolios are available, you may be able to re-invest into one of the portfolios at a reduced sales charge.

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the health care industry. Adverse develop-ments in these industries may significantly affect the value of your Units. Companies involved in these industries must contend with the high costs of research and development and intense competition.

 . Certain of the securities included in the Portfolio may be foreign securi-ties or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own health care stocks in one convenient package;

 . You want capital appreciation potential;

 . The Portfolio represents only a portion of your overall investment portfo-lio; and

 . The Portfolio is part of a longer term investment strategy.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

                                      ---

Shareholder Fees

                                                       Percent of    Amount per
                                                     Public Offering   $1,000
                                                          Price      Invested(1)
                                                     --------------- -----------
Sales Charge
Upfront Sales Charge(2).............................      1.00%        $10.00
Deferred Sales Charge(3)............................      3.50%        $35.00
                                                          -----        ------
Total Maximum Sales
 Charge.............................................      4.50%        $45.00

Estimated Annual Operating Expenses
(Paid From Portfolio Assets)

                                                                   Approximate %
                                                   Amount per Unit   of Public
                                                    (based on $10    Offering
                                                        Unit)        Price(1)
                                                   --------------- -------------
Trustee's Fee.....................................    $0.00950         0.095%
Sponsor's Supervisory Fee.........................    $0.00350         0.035%
Bookkeeping and Administrative Fees...............    $0.00250         0.025%
Evaluator's Fee...................................    $0.00300         0.030%
Creation and Development
  Fee(4)..........................................    $0.02500         0.250%
Other Operating Expenses(5).......................    $0.00175        0.0175%
                                                      --------        ------
Total.............................................    $0.04525        0.4525%

Maximum Organization Costs(6).....................    $ 0.0225         0.225%

---------

(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.

(2) As provided below, the Upfront Sales Charge equals the difference between the Maximum Sales Charge of a fixed 4.5% for non-breakpoint purchases and any remaining deferred sales charges. Accordingly, the percentage amount of the Upfront Sales Charge will vary over time.

(3) The Deferred Sales Charge is a fixed dollar amount of $0.35 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of De-posit and the percentage amount will vary over time.

(4) The Creation and Development Fee compensates the Sponsor for creating and developing the Portfolio. The Portfolio accrues the fee daily during the life of the Portfolio based on its average net asset value and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Portfolio more than 2.75% of a Unitholder's initial investment. The per Unit Creation and De-velopment Fee provided above is based on a $10 per Unit Public Offering Price on the Initial Date of Deposit. The actual annual Creation and De-velopment Fee that will be charged is 0.25% of average daily net assets and will exceed the per Unit fee provided above for Units whose value ex-ceeds $10 per Unit.

(5) Other Operating Expenses do not include brokerage costs and other transac-tional fees.

(6) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an Upfront and a Deferred Sales Charge. The Upfront Sales Charge equals the difference between the Maximum Sales Charge of 4.5% of the Public Offering Price and any remaining deferred sales charges. The Deferred Sales Charges are $0.35 per Unit and are deducted monthly in installments of
$0.07 per Unit on the last business day of each month from        , 2001
through        , 2001. If you redeem Units prior to the collection of the en-
tire Deferred Sales Charge, any remaining deferred sales charges will be ac-celerated and collected at that time.

The maximum per Unit sales charges are reduced as follows:

                                                                          Total
                                                     Upfront  Deferred   Maximum
                                                      Sales     Sales     Sales
 Number of Units(1)                                 Charge(2) Charge(3)  Charge
 ------------------                                 --------- ---------  -------
 Less than 5,000..................................    1.00%     3.50%     4.50%
 5,000 to 9,999...................................    0.75%     3.50%     4.25%
 10,000 to 24,999.................................    0.50%     3.50%     4.00%
 25,000 to 49,999.................................    0.00%     3.50%     3.50%
 50,000 to 99,999.................................    0.00%     3.50%(4)  2.50%
 100,000 or more..................................    0.00%     3.50%(4)  1.50%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, at any point of purchase, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.
(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. Because the Upfront Sales Charge equals the difference between the applicable Total Sales Charge and the remaining deferred charges, the percentage and dollar amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.

                                      ---

(3) The Deferred Sales Charge is a fixed dollar amount of $0.35 per Unit. The percentage provided is based on a $10 Unit as the Initial Date of Deposit and the percentage amount will vary over time.
(4) All Units are subject to the same Deferred Sales Charges. To allow invest-ors who purchase 50,000 Units or more to pay a sales charge that is less than the Deferred Sales Charges, the Sponsor provides such investors with additional Units to lower the effective sales charge.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. See "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                                             Life of
   1 Year                           3 Years                                                  Portfolio
   -------                          -------                                                 ----------
   $513.57                          $605.96                                                  $706.94

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

Dealer Concessions

The Sponsor plans to allow a concession of 3.50% of the Public Offering Price for primary market non-breakpoint purchases of Units to dealer firms in con-nection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, Wrap Account Purchasers and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:

                                                                          %
                                                                      Concession
Number of Units*                                                       per Unit
----------------                                                      ----------
Less than 5,000......................................................   3.50%
5,000 to 9,999.......................................................   3.25%
10,000 to 24,999.....................................................   3.00%
25,000 to 49,999.....................................................   2.50%
50,000 to 99,999.....................................................   1.50%
100,000 or more......................................................   0.75%
Rollover Purchases (per Unit)........................................   $0.25
Wrap Account Purchasers..............................................   0.00%

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for ad-ditional information on dealer concessions, volume incentives and secondary market concessions.

                                      ---

--------------------------------------------------------------------------------
Schedule of Investments

(at the Initial Date of Deposit, October   , 2000)

 U.S. Bancorp Piper Jaffray Medical Solutions Five-Year Portfolio, October 2000

                                                  Percentage
                                                      of
                                                  Aggregate                  Cost of    Current
Number of                                  Ticker  Offering  Market Value Securities to Dividend
 Shares    Name of Issuer of Securities(1) Symbol   Price     per Share   Portfolio(2)  Yield(3)
------------------------------------------------------------------------------------------------






























  -----                                             -----                     -----
  =====                                             =====                     =====

---------
See "Notes to Portfolios."

Advertising and sales literature may include brief descriptions of the princi-pal businesses of the companies included in the Portfolio.

Please note that if this Prospectus is used as a preliminary prospectus for fu-ture Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                      ---

U.S. Bancorp Piper Jaffray Financial Scope 15-Month Portfolio, October 2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio is selected jointly by Nuveen and U.S. Bancorp Piper Jaffray. U.S. Bancorp Piper Jaffray, a subsidiary of U.S. Bancorp, has more than 100 of-fices in 18 states. The Portfolio consists of the stocks of financial services companies. The Portfolio is diversified across the financial services sector, including companies involved in banking, investment management, brokerage and insurance.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . identifies the various subsectors that comprise the financial services sec-tor;

 . analyzes which subsectors may benefit from the predicted growth of financial services companies; and

 . selects the most attractive companies within each subsector by examining:

 --products and/or services offered by the companies;

 --the competitive environment;

 --management expertise;

 --strategic alliances and potential acquisitions;

 --financing; and

 --a fundamental and technical equity valuation assessment.

As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

Current expectations for Federal Reserve activity and economic growth bode well for the financial services industry. Consumer confidence, company fundamentals, market focus, consolidation, reform and competition indicate that financial services companies offer an excellent opportunity to further diversify invest-ors' equity holdings.

"We believe that the Federal Reserve is nearing the end of its rate-tightening cycle. Our expectation is that the market's recognition of this will lead to improved valuation of the financial services industry." (U.S. Bancorp Piper Jaffray Portfolio Strategy Group, August 2000).

U.S. Bancorp Piper Jaffray believes that the following factors will promote growth in the financial services industry:

Economic Expansion: The United States is in the midst of a record-long economic expansion. Over the past nine years we have experienced tremendous growth and opportunity. One factor that has contributed to this expansion is the Federal Reserve's action to managed growth by raising interest rates. In addition, con-sumer confidence has risen and consumer spending now accounts for two-thirds of the U.S. GDP (Gross Domestic Product). This growth presents investment opportu-nities in the financial sector.

Focus on Growth vs. Value: In today's market, diversifying within the financial and technology sectors may benefit investors. Financial company stocks, which are categorized within the "value" sector, have an inverse correlation with the performance of the NASDAQ, which is primarily composed of technology companies. Investors who would like to diversify their portfolios and lower their P/E mul-tiples and risk, may benefit from diversifying between these two sectors.

Industry Consolidation: The U.S. financial industry remains fragmented, with a very high level of competition. This consolidation should benefit the financial institutions as productivity and efficiency is enhanced from cost takeout, geo-graphical expansion, and product cross-selling opportunities. Consolidation also represents an opportunity for investors looking for top-performing finan-cial stocks.

Reform and Competition: The repeal of the Glass-Stegall Act of 1933 by the Gramm-Leach-Bliley Act of 1999 has created newfound competition among players in the financial industry. Key benefits of the repeal include full product of-ferings for customers: savings and checking accounts, investment advice, broader customer relationships as well as increased cross selling among busi-ness divisions. It should also encour-

                                      ---
age further consolidation of the industry in the long run.

Please be aware that industry predictions may not materialize, and that the companies selected for the Portfolio do not represent the entire industry and may not participate in the expected overall industry growth.

Future Portfolios

The Sponsor intends to create future portfolios that will invest in stocks in this sector. If these future portfolios are available, you may be able to re-invest into one of the portfolios at a reduced sales charge.

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the financial services industry. Adverse developments in this industry may significantly affect the value of your Units. Companies involved in the financial services industry must contend with rapid changes in technology, intense competition and government regu-lation.

 . Certain of the securities included in the Portfolio may be foreign securi-ties or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own stocks of financial services companies in one conve-nient package;

 . You want capital appreciation potential;

 . The Portfolio represents only a portion of your overall investment portfo-lio; and

 . The Portfolio is part of a longer term investment strategy that includes the investment in subsequent portfolios, if available.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

Shareholder Fees

                                                            Percent
                                                           of Public Amount per
                                                           Offering    $1,000
                                                             Price   Invested(1)
                                                           --------- -----------
Sales Charge
Upfront Sales Charge(2)...................................   1.00%     $10.00
Deferred Sales Charge(3)..................................   1.95%     $19.50
                                                             -----     ------

Total Maximum Sales Charge................................   2.95%     $29.50

Estimated Annual Operating Expenses
(Paid from Portfolio Assets)

                                                                     Approximate
                                                     Amount per Unit % of Public
                                                      (based on $10   Offering
                                                          Unit)       Price(1)
                                                     --------------- -----------
Trustee's Fee.......................................    $0.00950        0.095%
Sponsor's Supervisory Fee...........................    $0.00350        0.035%
Bookkeeping and Administrative Fees.................    $0.00250        0.025%
Evaluator's Fee.....................................    $0.00300        0.030%
Creation and Development Fee(4).....................    $0.02500        0.250%
Other Operating Expenses(5).........................    $0.00175       0.0175%
                                                        --------       -------
Total...............................................    $0.04525       0.4525%

Maximum Organization Costs(6).......................    $ 0.0225        0.225%

---------
(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.

(2) As provided below, the Upfront Sales Charge equals the difference between the

                                      ---

   Maximum Sales Charge of a fixed 2.95% for non-breakpoint purchases and any remaining deferred sales charges. Accordingly, the percentage amount of the Upfront Sales Charge will vary over time.

(3) The Deferred Sales Charge is a fixed dollar amount of $0.195 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of De-posit and the percentage amount will vary over time.

(4) The Creation and Development Fee compensates the Sponsor for creating and developing the Portfolio. The Portfolio accrues the fee daily during the life of the Portfolio based on its average net asset value and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Portfolio more than 0.75% of a Unitholder's initial investment. The per Unit Creation and De-velopment Fee provided above is based on a $10 per Unit Public Offering Price on the Initial Date of Deposit. The actual annual Creation and De-velopment Fee that will be charged is 0.25% of average daily net assets and will exceed the per Unit fee provided above for Units whose value ex-ceeds $10 per Unit.

(5) Other Operating Expenses do not include brokerage costs and other transac-tional fees.

(6) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an Upfront and a Deferred Sales Charge. The Upfront Sales Charge equals the difference between the Maximum Sales Charge of 2.95% of the Public Offering Price and any remaining deferred sales charges. The Deferred Sales Charges are $0.195 per Unit and are deducted monthly in installments of
$0.039 per Unit on the last business day of each month from        , 2001
through        , 2001. If you redeem Units prior to the collection of the en-
tire Deferred Sales Charge, any remaining deferred sales charges will be ac-celerated and collected at that time.

The maximum per Unit sales charges are reduced as follows:

                                                                          Total
                                                     Upfront  Deferred   Maximum
                                                      Sales     Sales     Sales
 Number of Units(1)                                 Charge(2) Charge(3)  Charge
 ------------------                                 --------- ---------  -------
 Less than 5,000..................................    1.00%     1.95%     2.95%
 5,000 to 9,999...................................    0.75%     1.95%     2.70%
 10,000 to 24,999.................................    0.50%     1.95%     2.45%
 25,000 to 49,999.................................    0.25%     1.95%     2.20%
 50,000 to 99,999.................................    0.00%     1.95%     1.95%
 100,000 or more..................................    0.00%     1.95%(4)  1.20%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, at any point of purchase, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.
(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. Because the Upfront Sales Charge equals the difference between the applicable Total Sales Charge and the remaining deferred charges, the percentage and dollar amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.
(3) The Deferred Sales Charge is a fixed dollar amount of $0.195 per Unit. The percentage provided is based on a $10 Unit as the Initial Date of Deposit and the percentage amount will vary over time.
(4) All Units are subject to the same Deferred Sales Charges. To allow invest-ors who purchase 100,000 Units or more to pay a sales charge that is less than the Deferred Sales Charges, the Sponsor provides such investors with additional Units to lower the effective sales charge to 1.20%.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. The secondary market sales charges for the Portfolio are the same as primary market charges provided above.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include broker-

                                      ---
age costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

  1 Year                3 Years                            5 Years                            10 Years
  -------               -------                           ---------                           ---------
  $362.07               $882.67                           $1,429.24                           $2,903.83

While the Portfolio has a term of approximately 15 months, you may be able to invest in future portfolios with reduced sales charges. These future sales charges are included in the amounts provided above.

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

Dealer Concessions

The Sponsor plans to allow a concession of 2.25% of the Public Offering Price for primary and secondary market non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, Wrap Account Purchasers and to other in vestors entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:

                                                                          %
                                                                      Concession
Number of Units*                                                       per Unit
----------------                                                      ----------
Less than 5,000......................................................   2.25%
5,000 to 9,999.......................................................   2.00%
10,000 to 24,999.....................................................   1.75%
25,000 to 49,999.....................................................   1.50%
50,000 to 99,999.....................................................   1.25%
100,000 or more......................................................   0.60%
Rollover Purchases (per Unit)........................................   $0.13
Wrap Account Purchasers..............................................   0.00%

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for ad-ditional information on dealer concessions and volume incentives.

                                      ---

--------------------------------------------------------------------------------
Schedule of Investments

(at the Initial Date of Deposit, October   , 2000)

  U.S. Bancorp Piper Jaffray Financial Scope 15-Month Portfolio, October 2000

                                                               Percentage
                                                              of Aggregate                 Cost of    Current
Number of                                              Ticker   Offering   Market Value Securities to Dividend
 Shares          Name of Issuer of Securities(1)       Symbol    Price      per Share   Portfolio(2)  Yield(3)
--------------------------------------------------------------------------------------------------------------


  -----                                                           ---                      -------
  =====                                                           ===                      =======

---------
See "Notes to Portfolios."

Advertising and sales literature may include brief descriptions of the princi-pal businesses of the companies included in the Portfolio.

Please note that if this Prospectus is used as a preliminary prospectus for fu-ture Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                      ---

U.S. Bancorp Piper Jaffray Financial Scope Five-Year Portfolio, October 2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio is selected jointly by Nuveen and U.S. Bancorp Piper Jaffray. U.S. Bancorp Piper Jaffray, a subsidiary of U.S. Bancorp, has more than 100 offices in 18 states. The Portfolio consists of the stocks of financial serv-ices companies. The Portfolio is diversified across the mobile financial serv-ices sector, including companies involved in banking, investment management, brokerage and insurance.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . identifies the various subsectors that comprise the financial services sec-tor;

 . analyzes which subsectors may benefit from the predicted growth of financial services companies; and

 . selects the most attractive companies within each subsector by examining:

 --products and/or services offered by the companies;

 --the competitive environment;

 --management expertise;

 --strategic alliances and potential acquisitions;

 --financing; and

 --a fundamental and technical equity valuation assessment.

As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

Current expectations for Federal Reserve activity and economic growth bode well for the financial services industry. Consumer confidence, company funda-mentals, market focus, consolidation, reform and competition indicate that fi-nancial services companies offer an excellent opportunity to further diversify investors' equity holdings.

"We believe that the Federal Reserve is nearing the end of its rate-tightening cycle. Our expectation is that the market's recognition of this will lead to improved valuation of the financial services industry." (U.S. Bancorp Piper Jaffray Portfolio Strategy Group, August 2000.)

U.S. Bancorp Piper Jaffray believes that the following factors will promote growth in the financial services industry:

Economic Expansion: The United States is in the midst of a record-long eco-nomic expansion. Over the past nine years we have experienced tremendous growth and opportunity. One factor that has contributed to this expansion is the Federal Reserve's action to managed growth by raising interest rates. In addition, consumer confidence has risen and consumer spending now accounts for two-thirds of the U.S. GDP (Gross Domestic Product). This growth presents in-vestment opportunities in the financial sector.

Focus on Growth vs. Value: In today's market, diversifying within the finan-cial and technology sectors may benefit investors. Financial company stocks, which are categorized within the "value" sector, have an inverse correlation with the performance of the NASDAQ, which is primarily composed of technology companies. Investors who would like to diversify their portfolios and lower their P/E multiples and risk, may benefit from diversifying between these two sectors.

Industry Consolidation: The U.S. financial industry remains fragmented, with a very high level of competition. This consolidation should benefit the finan-cial institutions as productivity and efficiency is enhanced from cost take-out, geographical expansion, and product cross-selling opportunities. Consoli-dation also represents an opportunity for investors looking for top-performing financial stocks.

Reform and Competition: The repeal of the Glass-Stegall Act of 1933 by the Gramm-Leach-Bliley Act of 1999 has created newfound competition among players in the financial industry. Key benefits of the repeal include full product of-ferings for customers: savings and checking accounts, investment advice, broader customer relationships as well as increased cross selling among busi-ness divisions. It should also encourage further consolidation of the industry in the long run.

                                      ---

Please be aware that industry predictions may not materialize, and that the companies selected for the Portfolio do not represent the entire industry and may not participate in the expected overall industry growth.

Future Portfolios

The Sponsor intends to create future portfolios that will invest in stocks in this sector. If these future portfolios are available, you may be able to re-invest into one of the portfolios at a reduced sales charge.

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the financial services industry. Adverse developments in this industry may significantly affect the value of your Units. Companies involved in the financial services industry must contend with rapid changes in technology, intense competition and government regula-tion.

 . Certain of the securities included in the Portfolio may be foreign securi-ties or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own stocks of financial services companies in one conve-nient package;

 . You want capital appreciation potential;

 . The Portfolio represents only a portion of your overall investment portfo-lio; and

 . The Portfolio is part of a longer term investment strategy.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.
Shareholder Fees

                                                       Percent of    Amount per
                                                     Public Offering   $1,000
                                                          Price      Invested(1)
                                                     --------------- -----------
Sales Charge
Upfront Sales Charge(2).............................      1.00%        $10.00
Deferred Sales Charge(3)............................      3.50%        $35.00
                                                          -----        ------
Total Maximum Sales Charge..........................      4.50%        $45.00

Estimated Annual Operating Expenses
(Paid from Portfolio Assets)

                                                                   Approximate %
                                                   Amount per Unit   of Public
                                                    (based on $10    Offering
                                                        Unit)        Price(1)
                                                   --------------- -------------
Trustee's Fee.....................................    $0.00950         0.095%
Sponsor's Supervisory Fee.........................    $0.00350         0.035%
Bookkeeping and Administrative Fees...............    $0.00250         0.025%
Evaluator's Fee...................................    $0.00300         0.030%
Creation and Development
  Fee(4)..........................................    $0.02500         0.250%
Other Operating Expenses(5).......................    $0.00175        0.0175%
                                                      --------        -------
Total.............................................    $0.04525        0.4525%

Maximum Organization Costs(6).....................    $ 0.0225         0.225%

---------
(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.
(2) As provided below, the Upfront Sales Charge equals the difference between the Maximum Sales Charge of a fixed 4.5% for non-breakpoint purchases and any remaining deferred sales charges. Accordingly, the percentage amount of the Upfront Sales Charge will vary over time.

(3) The Deferred Sales Charge is a fixed dollar amount of $0.35 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of De-posit and the percentage amount will vary over time.

                                      ---

(4) The Creation and Development Fee compensates the Sponsor for creating and developing the Portfolio. The Portfolio accrues the fee daily during the life of the Portfolio based on its average net asset value and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Portfolio more than 2.75% of a Unitholder's initial investment. The per Unit Creation and De-velopment Fee provided above is based on a $10 per Unit Public Offering Price on the Initial Date of Deposit. The actual annual Creation and De-velopment Fee that will be charged is 0.25% of average daily net assets and will exceed the per Unit fee provided above for Units whose value ex-ceeds $10 per Unit.

(5) Other Operating Expenses do not include brokerage costs and other transac-tional fees,

(6) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an Upfront and a Deferred Sales Charge. The Upfront Sales Charge equals the difference between the Maximum Sales Charge of 4.5% of the Public Offering Price and any remaining deferred sales charges. The Deferred Sales Charges are $0.35 per Unit and are deducted monthly in installments of
$0.07 per Unit on the last business day of each month from        , 2001,
through        , 2001. If you redeem Units prior to the collection of the en-
tire Deferred Sales Charge, any remaining deferred sales charges will be ac-celerated and collected at that time.

The maximum per Unit sales charges are reduced as follows:

                                                                          Total
                                                     Upfront  Deferred   Maximum
                                                      Sales     Sales     Sales
 Number of Units(1)                                 Charge(2) Charge(3)  Charge
 ------------------                                 --------- ---------  -------
 Less than 5,000..................................    1.00%     3.50%     4.50%
 5,000 to 9,999...................................    0.75%     3.50%     4.25%
 10,000 to 24,999.................................    0.50%     3.50%     4.00%
 25,000 to 49,999.................................    0.00%     3.50%     3.50%
 50,000 to 99,999.................................    0.00%     3.50%(4)  2.50%
 100,000 or more..................................    0.00%     3.50%(4)  1.50%

---------
(1)Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, at any point of purchase, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.
(2)The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. Because the Upfront Sales Charge equals the difference between the applicable Total Sales Charge and the remaining deferred charges, the per-centage and dollar amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.
(3)The Deferred Sales Charge is a fixed dollar amount of $0.35 per Unit. The percentage provided is based on a $10 Unit as the Initial Date of Deposit and the percentage amount will vary over time.
(4)All Units are subject to the same Deferred Sales Charges. To allow invest-ors who purchase 50,000 Units or more to pay a sales charge that is less than the Deferred Sales Charges, the Sponsor provides such investors with additional Units to lower the effective sales charge.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. See "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

   1 Year           3 Years       Life of Portfolio
   -------          -------       -----------------
   $513.57          $605.96           $  706.94

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

Dealer Concessions

The Sponsor plans to allow a concession of 3.50% of the Public Offering Price for primary market non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

                                      ---

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, Wrap Account Purchasers and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:

                                                                          %
                                                                      Concession
Number of Units*                                                       per Unit
----------------                                                      ----------
Less than 5,000......................................................    3.50%
5,000 to 9,999.......................................................    3.25%
10,000 to 24,999.....................................................    3.00%
25,000 to 49,999.....................................................    2.50%
50,000 to 99,999.....................................................    1.50%
100,000 or more......................................................    0.75%
Rollover Purchases (per Unit)........................................   $0.25
Wrap Account Purchasers..............................................    0.00%

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Propsectus for ad-ditional infomation on dealer concessions, volume incentives and secondary mar-ket concessions.

                                      ---

--------------------------------------------------------------------------------
Schedule of Investments

(at the Initial Date of Deposit, October  , 2000)

  U.S. Bancorp Piper Jaffray Financial Scope Five-Year Portfolio, October 2000

                                                               Percentage
                                                              of Aggregate                 Cost of    Current
Number of                                              Ticker   Offering   Market Value Securities to Dividend
 Shares          Name of Issuer of Securities(1)       Symbol    Price      per Share   Portfolio(2)  Yield(3)
--------------------------------------------------------------------------------------------------------------



  -----                                                           ---                      -------
  =====                                                           ===                      =======

See "Notes to Portfolios."

Advertising and sales literature may include brief descriptions of the princi-pal businesses of the companies included in the Portfolio.

Please note that if this prospectus is used as a preliminary prospectus for fu-ture Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                      ---

How to Buy and Sell Units

Investing in the Portfolios

The minimum investment in the primary and secondary market is normally $1,000 or 100 Units, whichever is less. However, for IRA purchases the minimum in-vestment is $500 or the nearest whole number of Units whose value is less than $500.

You can buy Units from any participating dealer.

As of September , 2000, the Initial Date of Deposit, the per Unit Public Of-fering Price for each Portfolio is $10.00. As described above, Units are sub-ject to an Upfront Sales Charge that is equal to the difference between the Total Maximum Sales Charge of 4.50% of the Public Offering Price for the Five-Year Portfolios (2.95% of the Public Offering Price for the 15-Month Portfo-
lios) and the remaining deferred sales charges. If a Portfolio has any remain-ing deferred sales charges, you will also pay those charges. Deferred sales charges are deducted monthly in installments of $0.039 per Unit for the 15-Month Portfolios and $0.07 per Unit for the Five-Year Portfolios from
  , 2001 to        , 2001. The Public Offering Price includes the sales charge and the estimated organization cost of $0.0225 per Unit. The Public Offering Price changes every day with changes in the price of the securities. As of the close of business on September , 2000, the number of Units of each Portfolio may be adjusted so that the per Unit Public Offering Price will equal $10.00.

If you are buying Units in the primary market with assets received from the redemption or termination of another Nuveen Defined Portfolio, you will pay a reduced sales charge of $0.35 per Unit for the Five-Year Portfolios and $0.195 per Unit for the 15-Month Portfolios. You may also buy Units with that sales charge if you are purchasing Units in the primary market with the termination proceeds from a non-Nuveen unit trust with a similar investment strategy. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases."

Wrap Account Purchasers and certain other investors described in Part B of the Prospectus, may buy Units with a sales charge equal to the portion of the sales charge retained by the Sponsor for non-breakpoint purchases (approxi-mately 1% of the Public Offering Price for Five-Year Portfolios and 0.70% of the Public Offering Price for 15-Month Portfolios). Wrap account arrangements generally involve additional fees charged by your broker, financial advisor or financial planner.

The discount for Wrap Account Purchasers is available whether or not you pur-chase Units with the Wrap CUSIP option. However, if you purchase Units with the Wrap CUSIP option you should be aware that all distributions (other than the liquidation distribution) from such Units will be invested in additional Units of the Portfolio.

Each Portfolio's securities are valued by the Evaluator, The Chase Manhattan Bank, generally on the basis of their closing sales prices on the applicable securities exchange or The Nasdaq Stock Market, Inc. every business day.

The Sponsor intends to periodically create additional Units of the Portfolios. See "Nuveen Defined Portfolios" and "Composition of Trusts" in Part B of the Prospectus for more details.

See "Public Offering Price" and "Market for Units" in Part B for additional information on investing in the Portfolios.

Sales or Redemptions

Units may be redeemed by the Trustee, The Chase Manhattan Bank, on any busi-ness day at their current market value. Unitholders of the Portfolios who pur-chase at least 1,000 Units or whose Units are worth $10,000, as determined by the Trustee, may elect to be distributed the underlying stock, rather than cash, if the election is made at least five business days prior to a Portfo-lio's termination. In-kind distributions are not available for the REIT Sector Portfolio or for foreign securities not traded on a U.S. securities exchange.

Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on their current market val-ue. If a secondary market is not maintained, a Unitholder may still redeem Units through the Trustee.

During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Trustee will redeem Units and the

                                      ---
price at which the Sponsor may repurchase Units include estimated organization costs. After such period, the amount paid will not include such estimated or-ganization costs.

Any applicable deferred sales charges remaining on Units at the time of their sale or redemption will be collected at that time.

See "Redemption" and "Market for Units" in Part B of the Prospectus for de-tails.

Risk Factors

You can lose money by investing in a Portfolio. Recently, equity markets have experienced significant volatility. Your investment is at risk primarily be-cause of:

 . Market risk

  Market risk is the risk that a particular stock in a Portfolio, the Portfo-lio itself or stocks in general may fall in value. Market value may be af-fected by a variety of factors including:

  --General stock market movements;

  --Changes in the financial condition of an issuer or an industry;

  --Changes in perceptions about an issuer or an industry;

  --Interest rates and inflation;

  --Governmental policies and litigation; and

  --Purchases and sales of securities by the Portfolio.

 . Inflation risk

  Inflation risk is the risk that the value of assets or income from invest-ments will be less in the future as inflation decreases the value of money.

 . Small and start-up company risk

  Some of the stocks selected for the Portfolios may be issued by small capi-talization companies or start-up companies that have recently begun opera-tions. These stocks customarily involve more investment risk than larger capitalization or more seasonal stocks. These additional risks are due in part to the following factors. Small cap and start-up companies may:

  --Have limited product lines, markets or financial resources;

  --Have less publicly available information;

  --Lack management depth or experience;

  --Be less liquid;

  --Be more vulnerable to adverse general market or economic developments; and

  --Be dependent upon products that were recently brought to market or key personnel.

 . Concentration risk

  When stocks in a particular industry make up 25% or more of a Portfolio, it is said to be "concentrated" in that industry, which makes a Portfolio less diversified and subject to more market risk. The Portfolios are concentrated in the securities of their respective industries. Please be aware that the industry predictions contained in the Prospectus for the Portfolios may not materialize, and that the companies selected for a Portfolio do not repre-sent its entire industry and such Portfolio may not participate in the ex-pected overall industry growth.


Additionally, companies in each of the Portfolios may have:

  --Exceptionally high price-to-earnings ratios with little or no earnings histories; and

  --Experienced extreme price and volume fluctuations that often have been un-related to their operating performance.

 . Foreign risks

  Certain of the securities included in the Portfolios may be stocks and/or American Depositary Receipts ("ADRs") of foreign companies. ADRs are denomi-nated in U.S. dollars and are typically issued by a U.S. bank or trust com-pany. An ADR evidences ownership of an underlying foreign security. The presence of either ADRs or other foreign securities in a Portfolio is indi-cated in the Schedule of Investments for that Portfolio.

  Foreign securities present risks beyond securities of U.S. issuers. Foreign securities may be affected by:

  --adverse political, diplomatic and economic developments;

  --political or economic instability;

  --higher brokerage costs;

  --currency risk;

                                      ---

  --less liquidity;

  --more volatile prices;

  --reduced government regulation;

  --different accounting standards;

  --foreign taxation; and

  --less publicly available information.

  The purchase and sale of foreign securities not listed on a U.S. securities exchange will occur only in foreign securities markets. Some of the factors described above may make it impossible to buy or sell such securities in a timely manner. Custody of certain of the securities held in a Portfolio may be maintained by Cedel Bank S.A., a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

  The U.S. and foreign equity markets often rise and fall at different times or by different amounts due to economic or other developments particular to a given country. This phenomenon would tend to lower the overall price vola-tility of a portfolio that included both U.S. and foreign stocks. Sometimes however, global trends will cause the U.S. and foreign markets to move in the same direction, reducing or eliminating the risk reduction benefit of international investing.

 . Currency risks
  Because securities of foreign issuers generally pay dividends and trade in foreign currencies, the U.S. dollar value of these securities (and therefore your Units) will vary with fluctuations in foreign exchange rates. Most for-eign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

  To determine the value of non-U.S. securities denominated in a foreign cur-rency or their dividends, the Trustee will estimate current exchange rates for the relevant currencies based on activity in the various currency ex-change markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multinational corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Trustee may not reflect the amount a Portfolio would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. When instructed by the Sponsor, the Evaluator, The Chase Manhattan Bank, may utilize its own, or an affiliate's, exchange rate quotations.


Distributions

Income Distributions

Cash dividends received by a Portfolio, net of expenses, will be paid on the last business day of each June and December ("Income Distribution Dates"), be-ginning December 29, 2000, to Unitholders of record each June 15 and December 15 ("Income Record Dates"), respectively.

Capital Distributions

Distributions of funds in the Capital Account, net of expenses, will be made when a Portfolio terminates. In certain circumstances, additional distribu-tions may be made.

See "Distributions To Unitholders" in Part B of the Prospectus for more de-tails.

General Information

Termination

Commencing on            , 2001 and          , 2005 for the 15-Month Sector
Portfolios and the Five-Year Sector Portfolios, respectively, the Mandatory Termination Dates, the securities in the applicable Portfolio will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unitholders which will specify when certificates may be surrendered.

Unitholders will receive a cash distribution within a reasonable time after a Portfolio terminates. Unitholders who purchase at least 1,000 Units or whose Units are worth $10,000 may elect to be distributed the underlying stock if the election is made at least five business days prior to a Portfolio's termi-nation. However, in-kind distributions are not available for foreign securi-ties not traded on a U.S. securities exchange. See "Distributions to Unitholders" and "Other Information--Termination of Indenture" in Part B of the Prospectus for more details.

                                      ---

The Sponsor

Since our founding in 1898, Nuveen Investments (formerly known as John Nuveen & Co. Incorporated) has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of our investors. Nuveen, a leader in tax-efficient investing, believes that a care-fully selected portfolio can play an important role in building and sustaining the wealth of a lifetime. Nuveen began offering defined portfolios in 1961 and more than 1.5 million investors have trusted Nuveen to help them maintain the lifestyle they currently enjoy.

The Prospectus describes in detail the investment objectives, policies and risks of the Portfolio. We invite you to discuss the contents with your finan-cial advisor, or you may call us at 800-257-8787 for additional information. Nuveen personnel may from time to time maintain a position in certain stocks held by the Portfolio.

U.S. Bancorp Piper Jaffray

U.S. Bancorp Piper Jaffray, a subsidiary of Minneapolis-based U.S. Bancorp, provides a full range of investment products and services to individuals, in-stitutions and businesses. The company has a national reputation for its ex-pertise in fundamental and technical research and has seventy-five analysts covering more than 300 companies in five core industries: consumer, financial institutions, health care, industrial growth and technology. Analysts are lo-cated in Minneapolis, San Francisco, Menlo Park, CA and New York.

U.S. Bancorp Piper Jaffray Equity Research

The Portfolio Strategy Group of U.S. Bancorp Piper Jaffray provides investment advice, financial strategies and recommendations primarily to individual in-vestors. Based in Minneapolis, the Group offers independent market and secu-rity analysis using the information, tools and resources of the U.S. Bancorp Piper Jaffray Research Department, national research correspondents, industry publications, company contacts and data services.

Optional Features

Letter of Intent (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). Unitholders will not be permitted to apply future rollover purchases to sat-isfy the LOI amount. The minimum LOI investment is $50,000. See "Public Offer-ing Price" in Part B of the Prospectus for details.

Reinvestment

Distributions from a Portfolio can be invested with no sales charge into Nuveen mutual or money market funds. Also, income and certain capital distri-butions from a Portfolio can be reinvested into additional Units of the Port-folio without a sales charge. See "Distributions to Unitholders" and "Accumu-lation Plan" in Part B of the Prospectus for details.

Nuveen Mutual Funds

Portfolio purchases may be applied toward breakpoint pricing discounts for Nuveen Mutual Funds. For more information about Nuveen investment products, obtain a prospectus from your financial advisor.

                                      ---

-------------------------------------------------------------------------------
Notes to Portfolios

---------

(1) All Securities are represented by contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been de-posited with the Trustee. The contracts to purchase the Securities were
    entered into by the Sponsor on October   , 2000.

(2) The cost of the Securities to the Portfolio represents the aggregate un-derlying value with respect to the Securities acquired (generally deter-mined by the Evaluator based on the closing sale prices of the listed Se-curities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Trustee. As of the Initial Date of Deposit, other information regarding the Securities is as follows:

                                                          Estimated   Estimated Net
                                                        Annual Income Annual Income
                              Value of  Cost to   Gain  Distributions Distributions
                             Securities Sponsor  (loss) Per Portfolio   Per Unit
                             ---------- -------- ------ ------------- -------------
   U.S. Bancorp Piper
    Jaffray Medical
    Solutions 15-Month
    Portfolio, October
    2000...................
   U.S. Bancorp Piper
    Jaffray Medical
    Solutions Five-Year
    Portfolio, October
    2000...................
   U.S. Bancorp Piper
    Jaffray Financial Scope
    15-Month Portfolio,
    October 2000...........
   U.S. Bancorp Piper
    Jaffray Financial Scope
    Five-Year Portfolio,
    October 2000...........

  Estimated Annual Income Distributions are based on the most recent ordinary dividend paid on that Security. Estimated Net Annual Income Distributions per Unit are based on the number of Units and the aggregate value of the Securities per Unit as of the Initial Date of Deposit. Investors should note that the actual amount of income distributed per Unit by the Portfolio will vary from the estimated amount due to a variety of factors including, changes in the items described in the preceding sentence, expenses and actual dividends declared and paid by the issuers of the Securities.

(3) Current Dividend Yield for each Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Security and dividing the result by that Security's closing sale price on the busi-ness day prior to the Initial Date of Deposit.

(4) This Security is a foreign security not listed on a U.S. exchange.

(5) This Security represents the common stock of a foreign company which trades directly on a United States national securities exchange.

(6) This Security is an American Depositary Receipt of a foreign company that is denominated in U.S. dollars and traded on a U.S. exchange.

Please note that if this Prospectus is used as a preliminary prospectus for future Nuveen Defined Portfolios, the portfolios will contain different stocks from those described in this Prospectus.

-------------------------------------------------------------------------------

                                      ---

Statements of Condition

(at the Initial Date of Deposit, October  , 2000)

                                                                Medical  Financial
                                                               Solutions   Scope
                                                               15-Month  15-Month
                                                                Sector    Sector
                                                               Portfolio Portfolio
Trust Property                                                 --------- ---------
Investment in securities represented by purchase
 contracts(1)(2).............................................  $120,262  $124,979
                                                               ========  ========
Liabilities and Interest of Unitholders
Liabilities:
  Deferred sales charge(3)...................................  $  2,369  $  2,462
  Reimbursement of Sponsor for organization costs(4).........  $    273  $    284
                                                               --------  --------
     Total...................................................  $  2,642  $  2,746
                                                               ========  ========
Interest of Unitholders:
  Units of fractional undivided interest outstanding.........    12,147    12,624
                                                               --------  --------
  Cost to investors(5).......................................  $121,441  $126,204
   Less: Gross underwriting commission(6)....................  $  3,548  $  3,687
   Less: Organization costs(4)...............................  $    273  $    284
                                                               --------  --------
  Net amount applicable to investors.........................  $117,620  $122,233
                                                               --------  --------
     Total...................................................  $120,262  $124,979
                                                               ========  ========

---------

(1) Aggregate cost of securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the pur-chase of the securities pursuant to contracts for the purchase of such se-curities.

(3) Represents the amount of mandatory distributions from the Portfolio ($0.195 per Unit), payable to the Sponsor in five equal monthly install-
    ments of $0.039 per Unit beginning on               , and on the last
    business day thereafter through              .

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing a Portfolio. These costs have been estimated at $0.0225 per Unit for each Portfolio. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the in-vestors to the Sponsor will be satisfied. To the extent that actual organ-ization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Portfolio.

(5) Aggregate Public Offering Price computed as set forth under "PUBLIC OFFER-ING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 2.95% per Unit includes both an Upfront and a Deferred Sales Charge and has been calculated on the assump-tion that the Units sold are not subject to a reduction of sales charges for quantity purchases. In single transactions involving 5,000 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


                                      ---

(at the Initial Date of Deposit, October   , 2000)

                                                             Medical  Financial
                                                            Solutions   Scope
                                                            Five-Year Five-Year
                                                             Sector    Sector
                                                            Portfolio Portfolio
Trust Property                                              --------- ---------
Investment in securities represented by purchase
 contracts(1)(2)..........................................  $120,262  $124,979
                                                            ========  ========
Liabilities and Interest of Unitholders
Liabilities:
  Deferred sales charge(3)................................  $  4,251  $  4,418
  Reimbursement of Sponsor for organization costs(4)......  $    273  $    284
                                                            --------  --------
     Total................................................  $  4,524  $  4,702
                                                            ========  ========
Interest of Unitholders:
  Units of fractional undivided interest outstanding......    12,147    12,624
                                                            --------  --------
  Cost to investors(5)....................................  $121,423  $126,185
   Underwriting commission(6).............................  $  5,412  $  5,624
   Less: Organization costs(4)............................  $    273  $    284
                                                            --------  --------
  Net amount applicable to investors......................  $115,738  $120,277
                                                            --------  --------
     Total................................................  $120,262  $124,979
                                                            ========  ========

---------

(1) Aggregate cost of securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the pur-chase of the securities pursuant to contracts for the purchase of such se-curities.

(3) Represents the amount of mandatory distributions from the Portfolio ($0.35 per Unit) payable to the Sponsor in five equal monthly installments of
    $0.07 per Unit beginning on                and on the last business day
    thereafter through              .

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing a Portfolio. These costs have been estimated at $0.0225 per Unit for each Portfolio. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the in-vestors to the Sponsor will be satisfied. To the extent that actual organ-ization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Portfolio.

(5) Aggregate Public Offering Price computed as set forth under "PUBLIC OFFER-ING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.50% per Unit includes both an Upfront and a Deferred Sales Charge and has been calculated on the assump-tion that the Units sold are not subject to a reduction of sales charges for quantity purchases. In single transactions involving 5,000 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                                      ---

Report of Independent Public Accountants

To the Board of Directors of Nuveen Investments and Unitholders of Nuveen Unit Trusts, Series 101:

We have audited the accompanying statements of condition and the schedules of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Unit Trusts, Series 101 as of October , 2000. These financial state-ments are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally ac-cepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial state-ments are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (2) to the statements of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of condition and the schedules of investments at date of deposit referred to above present fairly, in all material respects,
the financial position of Nuveen Unit Trusts, Series 101, as of October   ,
2000, in conformity with accounting principles generally accepted in the United States.

                                                ARTHUR ANDERSEN LLP

Chicago, Illinois

October   , 2000

                                      ---

[Nuveen Defined Portfolios Logo]

                         NUVEEN UNIT TRUSTS, SERIES 101
                              PROSPECTUS -- PART A

                              October  , 2000

                              Sponsor       Nuveen Investments
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286
                                            Telephone: 312-917-7700


                              Trustee       The Chase Manhattan Bank
                                            4 New York Plaza
                                            New York, NY 10004-2413
                                            Telephone: 800-257-8787

  This Prospectus does not contain complete information about the Portfolios filed with the Securities and Exchange Commission in Washington, DC under the:

  Securities Act of 1933 (file no. 333-44660)

  Investment Company Act of 1940 (file no. 811-08103)

  More information about the Portfolios, including the code of ethics adopted by the Sponsor and the Nuveen Unit Trusts, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio in-formation is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

  No person is authorized to give any information or representation about a Portfolio not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

  When Units of a Portfolio are no longer available or for investors who will reinvest into subsequent series of a Portfolio, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

    1. Information in this Prospectus is not complete and may be changed;

    2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

    3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

[LOGO NUVEEN DEFINED PORTFOLIOS]

Nuveen Equity Portfolio Prospectus
         Prospectus Part B dated September 6, 2000

  The Prospectus for a Nuveen Defined Portfolio (a "Trust") is divided into two parts. Part A of the Prospectus relates exclusively to a particular Trust or Trusts and provides specific information regarding each Trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the Prospectus provides more general information regarding the Nuveen Defined Portfolios. You should read both Parts of the Prospectus and retain them for future reference. Except as provided in Part A of the Prospectus, the information contained in this Part B will apply to each Trust.

  Additional information about the Trusts is provided in the Information Supplement. You can receive an Information Supplement by calling The Chase Manhattan Bank (the "Trustee") at (800) 257-8787.

Nuveen Defined Portfolios

Each Nuveen Defined Portfolio consists of a portfolio of Securities of companies described in the applicable Part A of the Prospectus (see "Schedule of Investments" in Part A of the Prospectus for a list of the Securities included in a Trust).

Minimum Investment--$1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for IRA purchases), whichever is less.

Redeemable Units. Units of a Trust are redeemable at the offices of the Trustee at prices based upon the aggregate underlying value of the Securities (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus for the organization costs and see "REDEMPTION" herein for a more detailed discussion of redeeming your Units.

Dividend and Capital Distributions. Cash dividends received by a Trust will be paid on those dates set forth under "Distributions" in Part A of the Prospectus. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, if applicable, and in certain circumstances, earlier. See "DISTRIBUTIONS TO UNITHOLDERS."

Public Offering Price. Public Offering Price of a Trust during the Initial Offering Period is based upon the aggregate underlying value of the Securities in the Trust's portfolio (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a sales charge as set forth in Part A of the Prospectus and is rounded to the nearest cent. The Public Offering Price during the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also includes organization costs incurred in establishing a Trust. These costs will be deducted from the assets of the Trust as of the close of such period. See "Risk/Return Summary-Fees and Expenses" in Part A of the Prospectus. For Units purchased in the secondary market, the Public Offering Price is based upon the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of the listed Securities and the bid prices of over-the-counter traded Securities) plus the applicable sales charges. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. (See "PUBLIC OFFERING PRICE.")

  The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

[LOGO NUVEEN DEFINED PORTFOLIOS]
                            NUVEEN EQUITY PORTFOLIO
                              PROSPECTUS -- PART B

                               September 6, 2000

                              Sponsor       Nuveen Investments
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286
                                            Telephone: 312-917-7700


                              Trustee       The Chase Manhattan Bank
                                            4 New York Plaza
                                            New York, NY 10004-2413
                                            Telephone: 800-257-8787


                        Legal Counsel       Chapman and Cutler
                                            111 West Monroe Street
                                            Chicago, IL 60603


                          Independent       Arthur Andersen LLP
                   Public Accountants       33 West Monroe Street
                       for the Trusts       Chicago, IL 60603

  This Prospectus does not contain complete information about the Nuveen Unit Trusts filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

  More information about the Trusts, including the code of ethics adopted by the Sponsor and the Nuveen Unit Trusts, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

  No person is authorized to give any information or representation about a Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

  When Units of a Trust are no longer available or for investors who will reinvest into subsequent series of a Trust, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

    1. Information in this Prospectus is not complete and may be changed;

    2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

    3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                       Contents of Registration Statement


A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

          Insurer/Policy No.                                Amount

          Reliance Insurance Company
          B 262 6895                                      $26,000,000

B. This Registration Statement comprises the following papers and documents:

                               The facing sheet

                                The Prospectus

                                The signatures


                             Consents of Counsel

                            The following exhibits:


1.1(a) Standard Terms and Conditions of Trust for Nuveen Unit Trust, Series 103 and certain subsequent series, effective October 2, 2000 between Nuveen Investments, Depositor and The Bank of New York, Trustee and Evaluator (to be supplied by amendment).

1.1(b)  Trust Indenture and Agreement (to be supplied by amendment).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1(a) on pages 2 to 8, inclusive, and incorporated herein by reference).

2.2 Copy of Code of Ethics of the Trust(s) and the Principal Underwriter (incorporated by reference to Amendment No. 3 to Form S-6 (File No. 333-96279) filed on March 6, 2000 on behalf of Nuveen Unit Trusts, Series 82).

3.1 Opinion of counsel as to legality of securities being registered (to be supplied by amendment).

--------------------

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion of counsel as to New York income tax status of securities being registered (to be supplied by amendment).

3.4 Opinion of counsel as to the Trustee and the Trust(s) (to be supplied by amendment).


4.2   Consent of The Bank of New York (to be supplied by amendment).

4.4   Consent of Arthur Andersen LLP (to be supplied by amendment).

6.1 List of Directors and Officers of Depositor and other related information (filed as Exhibit 6.1 to Amendment No. 3 to the Registration Statement on Form S-6 relating to Nuveen Unit Trusts, Series 99 [File No. 333-41658] filed on August 8, 2000 and incorporated herein by reference).


C.    Explanatory Note

      This Registration Statement may contain multiple separate prospectuses. Each propectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement.

D.    Undertakings

     (1) The Information Supplement to the Trust will not include third party financial information.

                                  Signatures
                                  ----------


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trusts, Series 101 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 25th day of September, 2000.

                                        NUVEEN UNIT TRUSTS, SERIES 101
                                                  (Registrant)


                                        By  NUVEEN INVESTMENTS
                                                  (Depositor)



                                        By /s/ Jennifer L. Bartenhagen
                                           -------------------------------
                                                    Vice President


                                        Attest /s/ Nicholas Dalmaso
                                               ---------------------------
                                                    Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


       Signature                      Title*                       Date
       ---------                      ------                       ----
Timothy R. Schwertfeger    Chairman, Board of Directors,  )
                           Chief Executive Officer        )
                           and Director                   )
                                                          )  /s/ Larry W. Martin
John P. Amboian            President and Director         )  -------------------
                                                          )      Larry W. Martin
                                                          )  Attorney-in-Fact**
                                                          )
Margaret E. Wilson         Vice President and             )
                           Controller                     )   September 25, 2000
                                                          )

----------

* The titles of the persons named herein represent their capacity in and relationship to Nuveen Investments, the Depositor.

**The powers of attorney for Messrs. Amboian and Schwertfeger and for Ms. Wilson were filed on May 3, 2000 as Exhibit 6.2 to Nuveen Unit Trusts, Series 94 (File No. 333-35488).

                   Consent of Independent Public Accountants

The consent of Arthur Andersen LLP to the use of its report and to the reference to such firm in the Prospectus included in this Registration Statement will be filed as Exhibit 4.4 to the Registration Statement.

                         Consent of Chapman and Cutler

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                      Consent of The Bank of New York

The consent of The Bank of New York to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.


                          Consent of Winston & Strawn

The consent of Winston & Strawn to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 3.3 to the Registration Statement.